PZENA FINANCIAL SERVICES, LLC

**COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**

As of December 31, 2015
(in thousands)

NET CAPITAL

Total Member's Equity	$	291
Deductions and/or charges:		
Receivables		(29)
NET CAPITAL	$	262

COMPUTATION OF NET CAPITAL REQUIREMENT

Total Net Capital Requirement	$	5
Excess Net Capital	$	257

There are no material differences between the above computations and that reported in the unaudited Amended Form X-17A-5 FOCUS Report as of December 31, 2015, Filed on February 29, 2016.

See accompanying Report of Independent Registered Public Accounting Firm